INVEST IN **LOCALBUZZ**

Discover the daily wonders of local communties through the sharing of videos



Phoenix AZ

Technology | Entertainment | Software | Travel & Tourism | Social



LEAD INVESTOR

Michael Buekers

We are a local property management firm with over 1,000 local and national businesses under management throughout the valley and saw an immediate benefit through LocalBuzz for not only our tenants but the communities they support. This platform is unlike any other in that, as a user, you're not bogged down with ads and memberships and it provides for a free platform for the community and businesses to get their latest out, real time to the local audience. Customers AND the businesses they support can hop on and let their community know what's happening right now in their biz or in the coming days and weeks. Definitely worth the investment and looking forward to seeing this platform blow up!

Invested $2,206 this round

Highlights

1. 📹 Over 10,000 videos generated and over 880,000 views
2. ⬇️ 8000+ app downloads

2. ⬇️ 8000+ app downloads

3. 👀 The average daily viewing duration is steadily climbing to 12 minutes and 15 seconds
4. ✈️ Now operating in Phoenix, Austin, Los Angeles, and Chicago.
5. 💪 Our business customers are gaining more new customers than through Instagram and TikTok
6. 💰 Generating revenue from collaborations with community organizations, like Rail CDC and LISC
7. Chosen by Amazon Web Services to fund $100K for development of our creator marketplace platform

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Our Team



Adrian Gillette CEO



Adrian Gillette CEO

I led the web application team at Personal Capital. Our online financial management application won the Finnovate's "Best in Show" in 2012.



Tony Ce Community Builder

Organized the first Phoenix Night Market community event that had over 10,000 visitors.

Have an ownership stake in shaping the future for local communities



LocalBuzz
The local discovery hub that brings people, content creators, & local businesses together!
Adrian Gillette | CEO
adrian@localbuzz.co
1

Thanks for your interest in being a shareholder in LocalBuzz. When Tony and I started LocalBuzz, we wanted every aspect of our startup to be about community; LocalBuzz was purposely made to support local communities and businesses and bring people together to share their experiences to inspire others.

Now, we are proud to fulfill another big aspiration: to give ordinary people the same opportunity as angel investors and venture capital firms to own a stake in something that'll be the next generation-defining startup of our time.

We're solving a MASSIVE problem with local discovery!

When I moved back to Phoenix after years in San Francisco, I thought I could pick up where I left off. To my dismay, the experience of trying to reconnect with my community and find out what was 'happening' was a hair-tearing experience. And as it turns out, I wasn't the only person struggling with this situation.

Local communities and local businesses lag behind the technological curve
Searching for local experiences through traditional search methods is a disjointed process


Everyone is on social media, but 93% local businesses struggle with digital marketing[1]
LocalBuzz.co

These days, everyone gets their daily information from social media platforms like, TikTok, Instagram, and SnapChat. But vast majority of **local businesses struggle with digital marketing** because they simply:

- don't know how
- don't have the time
- don't have the interest

Local communities and local businesses greatly lag behind the technological curve.


Existing platforms are not design to support local communities of today!
Communities move at the speed of now, and yet local information moves at snail's pace.
Information is highly fragmented across hundreds of web & media channels
Our lives are too busy to be tracking bits of information from dozens of platforms, flyers, & newspapers
LocalBuzz.co

When was the last time you got out and discovered something truly amazing about your community, like a community food festival, or a fun wine tasting event at your local hang out? Getting a pulse on what's happening today and finding fun things to do can be frustrating and time-consuming. Searching on Google is a rabbit hole and Google Maps is an overwhelming unstructured map. Yelp isn't in the moment, and it's really just about places, not experiences. We need something better than what we have today!

The Multi-billion Dollar Market

Pandemic migration has dramatically affected local communities, and communities have become unrecognizable by longtime residences and new transplants. **Localism is on the rise.** But the $173B local marketing industry is outdated and highly ineffective, still predominantly reliant on flyers and direct mailers that nobody wants to read and is costly to produce. We aim to shake up the local marketing status quo and **usher in a new era**, which will combine elements of creator economy($104.2B), local media advertising($173.3B), and social commerce($1.2T). This will help 305 million local businesses get up to speed with digital marketing and provide financial and professional opportunities for 46 million content creators. And this will greatly boost local

opportunities for 46 million content creators. And this will greatly boost local economies by recirculating the money back into the community!


Unique market opportunities for LocalBuzz
Social commerce
$1.2T3
US Local advertising market
$173.3B2
Creator economy
$104.2B1
LocalBuzz.co
1 - https://www.fastcompany.com/90706541/five-predictions-for-the-creator-economy-in-2022
2 – https://www.statista.com/statistics/411597/local-media-advertising-revenue-us/
3 - https://www.accenture.com/us-en/insights/software-platforms/why-shopping-set-social-revolution
6

Local Media Experience + Creator Marketplace = Local Discovery Economy

LocalBuzz is defining a new category of business that we call the "**local discovery economy**". This leverages the best elements of social media and online marketplaces to chart a new future for local economies. We are shortcutting the local discovery process by creating a platform that brings everyone together to share the cool things that goes on in our local communities. It's about creating a seamless experience between online and offline to empower businesses and content creators and inspire people to connect on a local level.


Local Media Experience + Creator Marketplace =
Local Discovery Economy
For creators: Creating financial and professional opportunities for 46M1 content creators
For users: Redefining how we see and connect with our local communities
For businesses: Helping 305M2 businesses get up to speed with social media and generate quality leads
LocalBuzz.co
1 - https://signalfire.com/blog/creator-economy/
2 - https://www.simplyinsurance.com/small-business-statistics/
4

We've made local discovery platform FUN, VISUAL, and gets RESULTS

LocalBuzz makes it so much easier for people to venture out into their local communities, find interesting things to do, meet people in real life, and be social. It's time to break out of our bubbles and find new things to make our lives a lot happier!



LocalBuzz - Like having a friend show you around!
The one place to see what's happening in your local community, like:
car meetup
new eatery
performance
pet adoption
beer tasting
and get to know the:
Yoga instructor
local barista
wine shop sommelier
farmer market vendor
art gallery manager
LocalBuzz.co

Locals, Travelers, and Businesses LOVE us

We designed a platform from the ground up to truly make local discovery a community experience that's for everyone: local businesses, social media influencers, travelers, and especially locals like you and me.





LocalBuzz feedback
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Watch on YouTube

How does LocalBuzz make you feel?
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Watch on YouTube

Since our launch in late 2020, we have had 8K+ downloads, 10K+ videos generated on platform, and over 880K+ content views.

MVP user engagement
In Phoenix, Austin, Los Angeles, & now Chicago



8K+
10K+
880K+
Mobile app downloads
Generated videos
Content views
Average LocalBuzz Viewer Spends
12 mins
daily in the app
vs
Pinterest
14.2 mins1
daily in the app
LocalBuzz.co
1 - https://www.broadbandsearch.net/blog/average-daily-time-on-social-media
8

We already have over **80 local businesses and organizations on our app** across the four locales that we currently operate in (Phoenix, LA, Austin, and Chicago).



Over 70 local businesses & organizations on LocalBuzz
$6,800 in revenue in 2021
Community organizations
RAIL CDC
THE GRAND UNIFICATION
MIRACLE MILE MCDOWELL
LISC LOCAL INITIATIVES SUPPORT CORPORATION
Here are some of the local businesses on LocalBuzz
PHX LECHON ROASTERS
Right Honda
Early Bird Vegan
PHOENIX CENTER FOR THE ARTS
FOR THE PEOPLE
GHOST VINTAGE
ELECTRIC BAT ARCADE
CENTRICO
KABOB
LUCI'S
BEVVY
LEIVA DETAIL SPECIALISTS LLC
CASA AMIGOS
LocalBuzz.co
7

Our Business Model

LocalBuzz's business model relies on content creators and businesses working together to drive engagement on the app. We will source revenue from **content creator marketplace, subscription plans for hosted businesses, advertising, and even from syndicating our content** to major travel platforms like TripAdvisor and Airbnb.



Our business model
Our market-network sources of revenue
1 Content creator marketplace:
Incentivizes creators & businesses to work together & drive engagement on LocalBuzz
2 Advertising:
Our viewers have a higher intention to engage with local businesses
3 Subscription plans for businesses:
A suite of CRM tools to increase lifetime value of customers, e.g., rewards program
4 Content syndication:
Provide licensing deals with major travel platforms like TripAdvisor, Airbnb, and airlines
LocalBuzz.co
8

With our current pricing strategy, we project $3240 in annual recurring revenue per business hosted on LocalBuzz.


Pricing strategy for businesses
for our top three priorities
Marketplace $5 service fee X 4x $20/month
Advertising $50 campaign X 4x $200/month
Subscription $50 service fee $50/month
= $3240
Annual recurring revenue per business
LocalBuzz.co
9

Forward-looking projections are not guaranteed.

Competitive Landscape

Although there are many other event/restaurant/experience discovery platforms, few are poised for the next generation by being video-first, and fewer operate in realtime.

Local Buzz showcases quick, digestible content that is recent and fresh, so our users are always in the know.


Competitive landscape
Timely
LocalBuzz
Eventbrite
local/ regional newspapers
Text-based
Takes time to read
Video-first
Easy to consume
Google
THRILLIST
facebook
nextdoor
yelp
tripadvisor
TikTok
Not time relevant
11

Go-To-Market Plan

Our go-to-market plan is simple:

- We offer free credits to local businesses to host on LocalBuzz, and then leverage their existing customer networks to encourage sign ups on the app.
- Then, we hire content creators to populate the app with content.
- Lastly, we market to consumers by syndicating our real-time content to other platforms, and through marketing campaigns.


Market-network go-to-market plan
1 Enlist Local businesses
Entice merchants to use our creator marketplace with free credits
Partner with business associations to sign up their members



& run social media marketing that target local businesses
3 Market to consumers
Drive traffic to our platform by syndicating content created on LocalBuzz to other social media platforms
& run social media marketing that target active adult demographics
2 Sign up content creators
Social media marketing that target amateur content creators
Run campaigns that highlight the financial benefits of using our marketplace to find content creation projects
LocalBuzz.co
12

Our Team

LocalBuzz was founded by Adrian Gillette and Tony CE, who have years of experience in the web and community development spaces.





The leadership team
Domain expertise in software technologies and social community building
Adrian Gillette
Technologist
Ex Personal Capital w 15+ yrs of exp
Expert in web development, UX, and project management
Tony CE
Community Builder
Social media expert & local business owner
Recipient of Community Trailblazer Award
LocalBuzz.co
13

Our advisors
Ben Barone-Nugent
NETFLIX
Product experience w Local discovery & supporting small businesses at
facebook
Kristina Bruhahn
CONTINUUM
Market expert of crypto and blockchain technologies & hospitality experience with
Applebee's
IHOP
Cecily Anne O'Regan
Buchalter
Patent attorney with over 25 years of experience in patent and intellectual property law
Patrick T. O'Regan Jr.
UNIVERSITY OF SAN FRANCISCO
Teaches Entrepreneurial Strategy & Planning, Venture Launch, and coaches at the Venture Capital Investment Competition
LocalBuzz.co
14

Testimonials

Users love using LocalBuzz to get to know a new city, or to discover fun things and cool places to connect with within their own hometowns. It takes so much time and effort to plan a day full of new activities and places to eat, but LocalBuzz makes it easy by doing the research for our users, so they can seize the day!

User testimonials


I just moved from Denver. Being new to Phoenix your app has been so helpful for places to eat, hot spots, and just getting to know the city.
Shenna
I love how it's live & shows how the day is going. LocalBuzz changes my whole mindset and I love it!
Hanifah B.
With this app u can actually see thru videos what communities are like. The food, the culture, & actually what locals are into, not just what touristy thing to do.
IG User
LocalBuzz.co
19


Business testimonials – Click on videos to watch!
Phx Lechon
"Better conversion than Instagram"
Youtube video
Serafina Coffee
"I feel like I'm part of a community"
Youtube video
Kream Coffee
"Love a platform that allows to reach to our neighbors"
Youtube video
Elements of Spirit
"Incredible opportunity to show who we are"
Youtube video
Miracle Mile Business Assc.
"Nothing like LocalBuzz that supports local"
Youtube video
Leiva Detail Specialist
"Doubled sales from LocalBuzz"
Youtube video
LocalBuzz.co

Phx Lechon, Serafina Coffee, Kream Coffee, Elements of Spirit, Miracle Mile, Leiva Detail Specialist

Our retention

We are seeing a higher retention rate than other social apps.


Retention rate comparison
LocalBuzz
1 week – 25.9%
30 days – 15.7%
VS
Industry average
1 week – 9.3%
30 days – 3.9%
Dating
Gaming – hardcore
Sports
Social
Finance – investments
source:
Google Analytics
source:
https://www.statista.com/statistics/259329/ios-and-android-app-user-retention-rate/
LocalBuzz.co
21

Helpful reading

- How localism is driving brand engagement with consumers across the globe
- Consumer Trends Shaping Travel for 2022
- 93% of Small Businesses Struggle With Common Social Media Challenges

- **Local Business Statistics 2022: Economic Impact, COVID-19, SEO**

- **The State of the Creator Economy | Definition, Growth & Market Size**